Exhibit 99.1

IESI-BFC LTD. APPOINTS WILLIAM P. HULLIGAN EXECUTIVE VICE PRESIDENT, U.S. OPERATIONS

Toronto, Ontario – December 21, 2010 – IESI-BFC Ltd. ( “IESI-BFC” or the “Company”) (NYSE, TSX: BIN) today announced that William P. (“Bill”) Hulligan has been appointed Executive Vice President, U.S. Operations for IESI-BFC effective January 1, 2011.  Mr. Hulligan will lead the Company’s U.S. operations, focusing on the execution of our strategic and corporate development initiatives.

Mr. Hulligan was formerly the Executive Vice President, U.S. Operations for Waste Services Inc. (“WSI”) and joined IESI-BFC as part of the WSI acquisition which closed July 2, 2010.  Mr. Hulligan was a key member of the executive management group and instrumental in the growth and development of Waste Management, Inc. from 1979 to 1997, most notably as Executive Vice President and President of Waste Management of North America, Inc.  He also acted as a consultant to Waste Management, Inc. from 1997 to 2003.  Mr. Hulligan has over 40 years’ experience in the waste industry, and started his industry career working for a family business in Cleveland, Ohio.

“Bill has extensive industry leadership experience and vast knowledge of its participants, a proven track record of growing the business and achieving results, and has been a mentor to many”, said Joseph Quarin, President and Chief Operating Officer of IESI-BFC.  “We welcome Bill to our executive management team, and are delighted that he has accepted the challenge to lead our U.S group during the next growth phase.  We look forward to executing the strong vision Bill possesses for our U.S. operations, and delivering value for our shareholders through future earnings growth.”

“I look forward to working with the talented management team IESI-BFC has in place in the U.S., including Tom Brown, who will continue to lead the operations side of our U.S. business as Senior Vice President and Chief Operating Officer, IESI Corporation,” commented Bill Hulligan.  “We will maintain the Company’s strong momentum and continue to execute our successful market-focused strategies through the pursuit of organic and corporate development opportunities, while also challenging and developing our leaders of tomorrow.”

About IESI-BFC Ltd.
IESI-BFC Ltd., through its subsidiaries, is one of North America's largest full-service, vertically integrated waste management companies, providing non-hazardous solid waste collection and landfill disposal services to commercial, industrial, municipal and residential customers in eleven states and the District of the Columbia in the U.S., and six Canadian provinces.  Its major brands, IESI, BFI Canada and Waste Services, Inc., are leaders in their markets.  IESI-BFC's shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

To find out more about IESI-BFC, visit its website at www.iesi-bfc.com.

Further information:
IESI-BFC Ltd.
Andrea Rudnick
Vice President, Corporate Development & Communications
Tel: (905) 532-7516
andrea.rudnick@bficanada.com